

Mail Stop 3561

November 20, 2009

Shane Whittle
President, Treasurer, Secretary and Director
Marley Coffee Inc.
357 South Fairfax Avenue, Suite 321
Los Angeles, CA 90036

> **Re: Marley Coffee Inc.**
> **Amendment No. 1 to**
> **Form 10-K for fiscal year ended January 31, 2009**
> **Filed November 16, 2009**
> **File No. 000-52161**

Dear Mr. Whittle:

　　　　We have reviewed your letter dated November 13, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

　　　　The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Sales of Unregistered Securities, page 9

1.   We note your response to comment one of our letter dated October 30, 2009. Please state briefly the facts relied upon to make the exemption available. Additionally, name the persons or identify the class of persons to whom the securities were sold.

2.   We note your response to comment three of our letter dated October 30, 2009. Please reconcile with your disclosure on page nine that "[t]hese shares were acquired from us…" with your disclosure on page F-9 that "[t]he related common shares were not issued by January 31, 2009." Please also state briefly the facts relied upon to make the exemption available. Additionally, name the persons or identify the class of persons to whom the securities were sold. We note that you have only filed a "form of" agreement. Please file the executed subscription agreement with your next amendment.

MD&A, page 9

3.   We note your response to comment two of our letter dated October 30, 2009. Please disclose the principal sources of cash, including dollar amounts, and the uses of cash resources, including dollar amounts, separately for both of the fiscal years ended January 31, 2008 and January 31, 2009.

Item 9A – Controls and Procedures, page 14

4.   We note your response to our prior comment five and the related revisions to your filing. Please note that you have provided management's conclusion regarding the effectiveness of your internal control over financial reporting as of January 31, 2009, but you have not provided management's conclusion regarding the effectiveness of your disclosure controls and procedures. Please revise. Refer to Item 307 of Regulation S-K for guidance.

Certain Relationships and Related Transactions, page 18

5.   We note your response to comment seven of our letter dated October 30, 2009. Please disclose the names of all related persons discussed. Additionally, please provide the disclosure required by Item 404(d) of Regulation S-K for the automobile lease disclosed on page F-10.

Exhibits

6.   We note your response to our prior comment nine. However, it does not appear that Section 302 certifications were included with your amended Form 10-K. Please file a complete amendment to your filing to include such certifications.

7.   The amended Form 10-K requested by this comment letter should include the certifications specified by Item 601(b)(32) of Regulation S-K.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the accounting comments may be directed to Ethan Horowitz at (202) 551-3311. Questions on other disclosure issues may be directed to John Dana Brown at (202) 551-3859 or John Reynolds at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Shane Whittle
         Fax: (888) 711-9873